Exhibit 99.1

Canadian Solar Reports First Quarter 2022 Results

Guelph, Ontario, May 24, 2022 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the first quarter ended March 31, 2022.

Highlights

•	Solar module shipments of 3.63 GW, in line with guidance of 3.6 GW to 3.8 GW.

•	15% increase in revenue year-over-year (“yoy”) to $1.25 billion, in line with guidance of $1.25 billion to $1.35 billion.

•	14.5% gross margin, in line with guidance of 14.5% to 15.5%.

•	Net income attributable to Canadian Solar of $9 million, or $0.14 per diluted share.

•	Global Energy solar project pipeline of 24 GWp and storage pipeline of over 27 GWh, as of March 2022.

•	Carve-out IPO of CSI Solar Co., Ltd. (“CSI Solar” or the “CSI Solar subsidiary”) remains on track.

•	Accelerating upstream capacity expansion plan.

Dr. Shawn Qu, Chairman and CEO, commented, “First quarter 2022 shipments, revenue and gross margin all came in as expected, despite the challenging operating environment. Our teams continued to focus on executing the strategy of building our long-term competitive position across solar module, battery storage, system solutions and global project development businesses. Today we are announcing an acceleration of our upstream capacity expansion plan for 2022 with the latest state-of-the-art technologies. This will meaningfully increase the vertical integration level of our manufacturing capacity and solidify our global leadership position. In this process, we expect to gain better control of cost, technology and product quality. At the same time, we are growing our battery storage business, winning contracts in new markets and segments, while continuing our development of proprietary battery storage technologies for both utility-scale and residential solutions.

“Regarding the carve-out IPO of CSI Solar, despite the slowdown caused by severe COVID-related lockdowns in China, its registration process with the China Securities Regulatory Commission remains on track.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “While the first quarter was challenging, as we expected, with polysilicon price cost inflation coming back, we took mitigating measures by continuing to raise prices and optimize capacity utilization, improve product efficiencies, and further reduce our processing costs. Despite the headwinds, we grew CSI Solar revenue by 74% and gross profit by 161% yoy. While it is still early into 2022, we are encouraged to see logistic costs starting to come down, albeit from a high level, and currencies starting to move in our favor after two years of headwinds. Longer term, with demand for renewable energy expected to remain as strong as ever, we will continue to build on our strong brand and track record, gain market share in established markets and enter new and rapidly growing markets.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “In the first quarter of 2022, we delivered approximately 350 MWp of project sales in the U.S., which were mostly pre-construction projects. We also made significant progress in our development activities, signing new power purchase agreements (“PPAs”) in Brazil, Italy and the U.S. In the current inflationary environment, underlying demand for clean energy assets continues to accelerate. Our strategy remains unchanged, that is to grow the base of recurring revenue from retained assets and contracted services, which is why we have raised our long-term operational O&M (operations and maintenance) project targets, while proactively managing policy and currency risks across our key markets.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the first quarter, we achieved $1.25 billion in revenue and a 14.5% gross margin, both within our guidance range. We strategically increased our inventories of raw materials as well as finished goods, as we support customer demand and work to mitigate the impact of inflation. Net cash provided by operating activities in the first quarter of 2022 was $159 million, compared to net cash used in operating activities of $235 million in the fourth quarter of 2021. We ended the quarter with a total cash position of $1.7 billion, which gives us continued financial flexibility to fund long-term growth opportunities, including accelerating our upstream capacity expansion.”

First Quarter 2022 Results

Total module shipments recognized as revenues in the first quarter of 2022 were 3.63 GW, up 42% yoy. Of the total, 156 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the first quarter of 2022 were $1.25 billion, up 15% yoy and down 18% quarter-over-quarter (“qoq”). The yoy increase was mainly driven by higher solar shipment volumes and ASP, and significant growth in the Company’s battery storage solutions business, partially offset by lower project sales. The sequential decrease was mainly driven by lower project sales.

Gross profit in the first quarter of 2022 was $181 million, down 7% yoy and 40% qoq. Gross margin in the first quarter of 2022 was 14.5%, within prior guidance, and compared to 19.7% in the fourth quarter of 2021. The sequential gross margin decline was mainly driven by higher raw material costs and the absence of U.S. anti-dumping and countervailing duty true up benefit in the current quarter relative to the prior quarter, which was partially offset by higher modules pricing and higher margin project sales.

Total operating expenses in the first quarter of 2022 were $165 million compared to $234 million in the fourth quarter of 2021 and $151 million in the first quarter of 2021. The sequential decrease was mainly driven by lower shipping and handling expenses and an increase in other operating income.

Non-cash depreciation and amortization charges in the first quarter of 2022 were $66 million, compared to $76 million in the fourth quarter of 2021 and $62 million in the first quarter of 2021.

Net foreign exchange gain in the first quarter of 2022 was $3 million, compared to a net gain of $1 million in the fourth quarter of 2021 and a net loss of $7 million in the first quarter of 2021.

Income tax benefit in the first quarter of 2022 was $5 million, compared to a $27 million income tax expense in the fourth quarter of 2021 and a $14 million income tax expense in the first quarter of 2021. The benefit was a result of a lower income before income tax and a Canadian tax refund.

Net income attributable to Canadian Solar in the first quarter of 2022 was $9 million, or $0.14 per diluted share, compared to net income of $26 million, or $0.39 per diluted share, in the fourth quarter of 2021, and net income of $23 million, or $0.36 per diluted share, in the first quarter of 2021.

For the three months ended March 31, 2022, earnings per share – diluted (“Diluted EPS”) of $0.14 was calculated from total earnings of $9 million divided by 64.7 million diluted shares. For the three months ended December 31, 2021, Diluted EPS of $0.39 was calculated from total earnings of $27 million, including 2.5% coupon of $1.3 million, divided by 70.5 million diluted shares, including 6.3 million shares issuable upon the conversion of the convertible notes. For the three months ended March 31, 2021, Diluted EPS of $0.36 was calculated from total earnings of $23 million, including 2.5% coupon of $1.3 million, divided by 67.5 million diluted shares, including 6.3 million shares issuable upon the conversion of the convertible notes.

Net cash provided by operating activities in the first quarter of 2022 was $159 million, compared to net cash used in operating activities of $235 million in the fourth quarter of 2021. The operating cash inflow was mainly driven by changes in working capital, specifically, an increase in accounts payable and short-term notes payable, partially offset by an increase in inventories.

Total debt was $2.7 billion as of March 31, 2022, compared to $2.5 billion as of December 31, 2021. The increase was mainly driven by an increase in project financing and working capital facilities. Non-recourse debt used to finance solar power projects increased to $550 million as of March 31, 2022, from $515 million as of December 31, 2021.

Corporate Structure

The Company has two business segments: CSI Solar and Global Energy. From November 2021, the Company completed the transfer of the China Energy assets from CSI Solar to the Global Energy segment to avoid any potential competition between the Company and its CSI Solar subsidiary, as part of the CSI Solar carve-out listing process.

As such, the Company’s business segments are as follows:

The Global Energy segment includes all of the Company’s global project development activities for both solar and battery storage project development. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

The CSI Solar segment consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. The CSI Solar segment also includes the Company’s battery storage integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

The distinction of the two battery storage businesses is that the former, Global Energy, is in the project development business, including sourcing land, interconnection, structuring PPAs and other permits and requirements for battery storage projects, whereas the latter, CSI Solar, is in the system integration business, delivering turnkey battery storage technology solutions.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building over 6.6 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with 24 GWp total pipeline, as well as in energy storage project development with over 27 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of approximately 50% to 2026, while holding and accumulating assets through investment vehicles (see below) in order to better capture asset value.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2026, the Company plans to reach 1.3 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company plans to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, O&M, asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange, and has also established the CSFS Fund I, a closed-ended alternative investment fund of a similar nature in Italy. Through launching these localized vehicles, Canadian Solar is building up its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: Canadian Solar currently manages over 2 GW of operational projects under long-term O&M agreements, and an additional 2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 20 GW of projects under O&M agreements by 2026.

Management targets to achieve the following over the next few years:

Global Energy Targets	2021A	2022E	2023E	2024E	2025E	2026E
Annual Project Sales, GWp	2.1	2.1-2.6	2.8-3.3	3.5-4.0	4.0-4.5	4.3-4.8
Operational O&M Projects, GWp	2.1	4.5	7.5	11	15	20
Net Cumulative Projects Retained, MWp*	292	370	630	1,000	1,100	1,300
Gross Cumulative Projects Retained, MWp*	748	1,500	2,580	3,500	4,000	5,000

*Net projects retained represents CSIQ’s net partial ownership of solar projects; the gross number represents the aggregate gross size of projects, including the share which is not owned by CSIQ.

Solar Project Pipeline

As of March 31, 2022, the Company’s total project pipeline was 23.8 GWp, including 1.1 GWp under construction, 4.2 GWp of backlog, and 18.5 GWp of earlier stage pipeline.

Backlog projects are late-stage projects that have passed their Risk Cliff Date and are expected to be built in the next 1-4 years. A project’s Risk Cliff Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and PPAs. Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

Pipeline projects are early- to mid-stage project opportunities currently under development that are yet to be de-risked.

The following table presents the Company’s total project pipeline.

Total Project Pipeline (as of March 31, 2022) – MWp*
Region	In Construction	Backlog	Pipeline	Total
North America	115	472	7,641	8,228
Latin America	841**	2,536	3,393	6,770
Europe, the Middle East and Africa (“EMEA”)	15	277	4,523	4,815
Japan	161	175	72	408
Asia Pacific excluding Japan and China	3	188	1,795	1,986
China	-	550	1,070	1,620
Total	1,135	4,198	18,494	23,827

*All numbers are gross MWp.

**Including 403 MWp in construction already sold to third parties.

The Company has 336 MWp of FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of March 31, 2022:

Expected COD Schedule – MWp

2022	2023	2024 and thereafter	Total
136	52	148	336

Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. Since the first quarter of 2021, the Company has been co-hosting energy storage facilities with solar power plants on the same piece of land for nearly all projects under development. By using one interconnection point per project, the Company expects to significantly enhance the efficiency of its development and the value of its assets under development.

In addition, Canadian Solar has already signed several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s storage project development backlog and pipeline.

Storage Project Development Backlog and Pipeline (as of March 31, 2022) – MWh
Region	In Construction	Backlog	Pipeline	Total
North America	1,400	-	15,479	16,879
Latin America	-	1,050	2,860	3,910
EMEA	-	56	2,617	2,673
Japan	-	-	19	19
Asia Pacific, excluding Japan and China	20	-	2,280	2,300
China	-	300	1,400	1,700
Total	1,420	1,406	24,655	27,481

Solar Power Plants and Battery Storage Projects in Operation

As of March 31, 2022, the Company’s solar power plants in operation totaled 800 MWp, with a combined estimated net resale value of approximately $580 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp*
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
316	43	359	82	800

*All numbers are gross MWp, including 196 MWp in Latin America and 2 MWp in Asia Pacific ex. Japan and China already sold to third parties.

Operating Results

The following table presents unaudited select results of operations data of the Global Energy segment for the periods indicated.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
Net revenues	92,966	232,418	471,062
Cost of revenues	75,130	224,359	358,037
Gross profit	17,836	8,059	113,025
Operating expenses	18,847	22,787	27,944
Income (loss) from operations*	(1,011)	(14,728)	85,081
Gross margin	19.2%	3.5%	24.0%
Operating margin	-1.1%	-6.3%	18.1%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

CSI Solar’s 2022 capacity expansion targets are detailed below.

Manufacturing Capacity, GW*
	Dec. 2021 Actual	Jun. 2022 Plan	Dec. 2022 Plan
Ingot	5.4	5.4	20.4
Wafer	11.5	11.5	20.0
Cell	13.9	13.9	19.8
Module	23.9	27.9	32.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
Net revenues	1,209,994	1,343,278	695,152
Cost of revenues	1,034,165	1,056,750	627,694
Gross profit	175,829	286,528	67,458
Operating expenses	143,931	204,969	120,126
Income (loss) from operations	31,898	81,559	(52,668)
Gross margin	14.5%	21.3%	9.7%
Operating margin	2.6%	6.1%	-7.6%

*Includes effects of both sales to third-party customers and to the Company’s Global Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q1 2022	% of Net Revenues	Q4 2021	% of Net Revenues	Q1 2021	% of Net Revenues
Asia	473	41	546	42	240	39
Americas	453	39	493	38	261	42
Europe and others	231	20	257	20	117	19
Total	1,157	100	1,296	100	618	100

*Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 3.6 GW of modules to more than 70 countries in the first quarter of 2022. The top five markets ranked by shipments were China, Brazil, India, the U.S. and Germany.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team provides customers with competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

The table below sets forth CSI Solar’s battery storage system integration’s project pipeline as of March 31, 2022.

	LTSA (Long Term Service Agreement)	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	1,572	340	4,399	7,172

LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, the global impact of the ongoing COVID-19 pandemic, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the second quarter of 2022, the Company expects total module shipments to be in the range of 4.9 GW to 5.1 GW, including approximately 150 MW to the Company’s own projects. Going forward, shipment guidance will be based on total shipments recognized as revenues by CSI Solar, which includes both third party and Global Energy shipments. Total revenues are expected to be in the range of $2.2 billion to $2.3 billion. Gross margin is expected to be between 14.5% and 15.5%.

Company guidance for full year 2022 remains unchanged with the following ranges: total module shipments of 20 GW to 22 GW, battery storage shipments of 1.8 GWh to 1.9 GWh, total project sales of 2.1 GW to 2.6 GW and total revenue of $7.0 billion to $7.5 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We expect to drive higher revenue in the second quarter led by higher volumes in solar module and battery storage shipments, and project sales. Additionally, we expect the net effect from currency fluctuations to be positive on our overall profitability, while partially offset by higher material costs. We continue to leverage our global leadership position in sustainable growth areas, including the greenfield battery storage market, as we focus on profitable growth and building shareholder value.”

Recent Developments

On May 17, 2022, Canadian Solar announced its wholly owned subsidiary Canadian Solar Projects K.K., together with its owned special purpose vehicles, topped the ranking of cumulative capacity of solar projects awarded under Japan’s FIT auction program since its launch in 2017, according to the latest research published by Clean Tech Lab, Nikkei BP Intelligence Group.

On May 10, 2022, Canadian Solar announced that DNV recognized Canadian Solar’s 210 mm cell based Hiku7 and BiHiKu7 modules, with power output of up to 670W, are highly reliable, of top quality and with 3% lower LCOE (levelized cost of energy) after DNV conducted a comprehensive review of the said modules, assessing them on production process, performance, reliability and LCOE performance. DNV is a world leading independent third-party expert in product certification, risk management and assurance.

On May 9, 2022, Canadian Solar announced it entered the utility scale energy storage market in the United Kingdom after signing agreements to provide integrated energy storage systems and EPC services for four battery storage projects of more than 100 MWh. Pulse Clean Energy is the owner of the four projects.

On May 3, 2022, Canadian Solar announced its wholly owned subsidiary Recurrent Energy received approval from the Louisiana Public Service Commission for a PPA for the 132 MWdc / 98 MWac Bayou Galion solar project in Louisiana. 1803 Electric Cooperative is energy off-taker of the project.

On April 7, 2022, Canadian Solar announced its wholly owned subsidiary Recurrent Energy signed an agreement to sell the Gaskell West 2 and 3 project of 105 MWac solar plus 80 MWh energy storage to Matrix Renewables. This solar plus storage project is expected to reach commercial operation in late 2022. Canadian Solar’s majority-owned subsidiary CSI Solar will provide the turnkey battery storage solution for the 80 MWh storage part of the project.

On March 15, 2022, Canadian Solar announced it started mass production and shipments of new 54-cell format modules with 182 mm cell for residential, commercial and industrial rooftop solar systems. CS6R-MS, the new module type under the HiKu6 series, has power output of up to 420 W and module efficiency of up to 21.5%.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on Tuesday, May 24, 2022 (8:00 p.m., Tuesday, May 24, 2022 in Hong Kong) to discuss its first quarter 2022 results and business outlook. The dial-in phone number for the live audio call is +1-833-239-5565 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong), 400-8205-286 (local dial-in from Mainland China) or +1-332-208-9468 / +65-6713-5590 from international locations. The passcode for the call is 2656116. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Wednesday, June 1, 2022 (9:00 p.m., June 1, 2022 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong), 400-8209-035 (toll-free from Mainland China) or +1-646-254-3697 from international locations. The passcode for the replay is 2656116. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered around 71 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.6 GWp in over 20 countries across the world. Currently, the Company has 800 MWp of projects in operation, 5.3 GWp of projects under construction or in backlog (late-stage), and an additional 18.5 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales, and CSI Solar’s forecast operating income and net profit, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and India; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses.

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended March 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,209,994	92,966	(52,611)	1,250,349
Cost of revenues	1,034,165	75,130	(39,837)	1,069,458
Gross profit	175,829	17,836	(12,774)	180,891
Gross margin	14.5%	19.2%	—	14.5%
Income (loss) from operations (2)	31,898	(1,011)	(15,372)	15,515

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended March 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	695,152	471,062	(76,875)	1,089,339
Cost of revenues	627,694	358,037	(90,994)	894,737
Gross profit	67,458	113,025	14,119	194,602
Gross margin	9.7%	24.0%	—	17.9%
Income (loss) from operations (2)	(52,668)	85,081	11,070	43,483

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended March 31, 2022	Three Months Ended December 31, 2021	Three Months Ended September 30, 2021	Three Months Ended March 31, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	963,045	1,060,303	872,288	552,247
Solar system kits	90,456	79,085	98,920	36,071
Battery storage solutions	82,500	88,430	62,977	2,358
China energy/EPC (incl. electricity sales)	5,323	55,051	22,337	7,095
Others	16,059	13,432	32,939	20,506
Subtotal	1,157,383	1,296,301	1,089,461	618,277
Global Energy Revenues:
Solar and battery storage power projects	78,392	218,509	126,224	452,847
O&M and asset management services	7,948	8,730	8,031	9,966
Others (incl. electricity sales)	6,626	5,179	5,734	8,249
Subtotal	92,966	232,418	139,989	471,062
Total net revenues	1,250,349	1,528,719	1,229,450	1,089,339

　 Canadian Solar Inc.

　 Unaudited Condensed Consolidated Statements of Operations

　 (In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Net revenues	$1,250,349	$1,528,719	$1,089,339
Cost of revenues	1,069,458	1,227,425	894,737
Gross profit	180,891	301,294	194,602

Operating expenses:
Selling and distribution expenses	108,845	129,463	84,080
General and administrative expenses	62,810	89,663	67,457
Research and development expenses	13,280	19,306	12,450
Other operating income	(19,559)	(4,563)	(12,868)
Total operating expenses	165,376	233,869	151,119

Income from operations	15,515	67,425	43,483
Other income (expenses):
Interest expense	(15,302)	(15,532)	(14,673)
Interest income	4,212	2,713	3,248
Gain (loss) on change in fair value of derivatives, net	(24,738)	13,485	12,572
Foreign exchange gain (loss), net	27,862	(12,937)	(19,648)
Investment income (loss)	(5,524)	9,327	1,263
Other expenses, net	(13,490)	(2,944)	(17,238)

Income before income taxes and equity in earnings of unconsolidated investees	2,025	64,481	26,245
Income tax benefit (expense)	5,183	(26,516)	(13,852)
Equity in earnings of unconsolidated investees	1,726	1,647	1,203
Net income	8,934	39,612	13,596

Less: Net income (loss) attributable to non-controlling interests	(273)	13,648	(9,183)

Net income attributable to Canadian Solar Inc.	$9,207	$25,964	$22,779

Earnings per share - basic	$0.14	$0.41	$0.38
Shares used in computation - basic	64,028,919	63,470,059	59,862,901
Earnings per share - diluted	$0.14	$0.39	$0.36
Shares used in computation - diluted	64,720,107	70,506,025	67,531,709

Canadian Solar Inc.

  Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
Net Income	$8,934	$39,612	$13,596
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	7,511	22,013	(31,702)
Gain on changes in fair value of derivatives	190	59	—
Comprehensive income (loss)	16,635	61,684	(18,106)
Less: comprehensive income (loss) attributable to non-controlling interests	1,127	18,281	(15,692)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$15,508	$43,403	$(2,414)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$844,560	$869,831
Restricted cash	845,394	560,633
Accounts receivable trade, net	728,449	651,372
Accounts receivable, unbilled	17,138	37,244
Amounts due from related parties	72,170	73,042
Inventories	1,628,803	1,192,374
Value added tax recoverable	147,589	125,882
Advances to suppliers	287,735	225,879
Derivative assets	6,455	7,286
Project assets	682,837	594,107
Prepaid expenses and other current assets	432,758	434,177
Total current assets	5,693,888	4,771,827
Restricted cash	3,531	3,818
Property, plant and equipment, net	1,381,635	1,401,877
Solar power systems, net	107,517	108,263
Deferred tax assets, net	225,622	236,503
Advances to suppliers	39,654	34,239
Prepaid land use right	70,622	71,011
Investments in affiliates	98,810	98,819
Intangible assets, net	18,188	18,992
Project assets	525,992	433,254
Right-of-use assets	35,571	35,286
Other non-current assets	171,590	174,453
TOTAL ASSETS	$8,372,620	$7,388,342

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	March 31,	December 31,
	2022	2021
Current liabilities:
Short-term borrowings	$1,282,510	$1,271,215
Long-term borrowings on project assets - current	323,522	321,655
Accounts payable	791,218	502,995
Notes payable	1,338,699	881,184
Amounts due to related parties	886	143
Other payables	669,406	667,854
Advance from customers	145,136	135,512
Derivative liabilities	19,177	2,622
Operating lease liabilities	11,789	12,185
Other current liabilities	178,988	242,783
Total current liabilities	4,761,331	4,038,148
Accrued warranty costs	51,264	45,146
Long-term borrowings	753,413	523,634
Convertible notes	224,922	224,675
Liability for uncertain tax positions	7,612	7,448
Deferred tax liabilities	48,913	48,150
Loss contingency accruals	12,387	15,148
Operating lease liabilities	24,141	23,215
Financing liabilities	53,873	53,641
Other non-current liabilities	290,053	282,699
TOTAL LIABILITIES	6,227,909	5,261,904
Equity:
Common shares	835,543	835,543
Additional paid-in capital	(17,790)	(19,428)
Retained earnings	1,044,759	1,035,552
Accumulated other comprehensive loss	(44,283)	(50,584)
Total Canadian Solar Inc. shareholders’ equity	1,818,229	1,801,083
Non-controlling interests in subsidiaries	326,482	325,355
TOTAL EQUITY	2,144,711	2,126,438
TOTAL LIABILITIES AND EQUITY	$8,372,620	$7,388,342